July 31, 2006

Mr. Jitesh Vadhia
1479 Poppy Way
Cupertino, California 95014

Re: Notice of Termination & Severance Offer

Dear Jit:

This letter confirms that your employment with Centillium Communications, Inc. ("Centillium" or the "Company") terminated at close of business on July 31, 2006 ("Termination Date").

In order to help you to move on to other opportunities and resolve any issues relating to your employment and termination, Centillium is willing to make the following severance opportunity to you. In order to accept this opportunity, you must agree to and accept the terms of section B. below, and they must become enforceable per paragraph C.3. below. If you accept these terms and they become enforceable, the Severance Agreement section of this letter below (pp. 2-5) will become our "Severance Agreement."

In the meantime, if you have any questions, or wish to discuss any of this, please do not hesitate to talk to your manager or me.

Sincerely yours,

Tony Webster
Vice President, Human Resources

<u>**SEVERANCE AGREEMENT**</u>

A.   Centillium Agrees:

Centillium agrees that, no later than five (5) business days after the Effective Date of this Severance Agreement (see paragraph C.3., below), it shall provide you with:

(i) a lump sum payment in the gross amount of $135,000.00, less all applicable tax withholdings;

(ii) medical, dental, and vision coverage under the Company's health care group plans ("Health Care Benefits") until the earlier of January 31, 2007 or the date upon which you become covered under another employer's group health, dental and vision plan (the "Covered Period"); provided that if continued receipt of the Health Care Benefits is not permitted by the applicable health care group plans, the Company will then reimburse you for the COBRA premiums for the same such benefits for the Covered Period.

B.   You Agree:

1.   You agree and represent that:

a.   You have received all wages earned, including accrued but not used PTO, through the Termination Date and you are not entitled to any further amounts, benefits or compensation of any kind from Centillium except pursuant to this Severance Agreement.

b.   You understand that, even if you did not sign this Severance Agreement, you are bound by, and have continuing obligations under, the Centillium Communications, Inc. Employment, Confidential Information and Invention Assignment Agreement ("CIIA") signed by you in connection with your employment with the Company.

c.   You have returned to the Company all items of property paid for or provided by the Company for your use during employment with the Company including, but not limited to, any laptops, computer and office equipment, software programs, cell phones, pagers, access cards and keys, and credit and calling cards.

d.   You have returned to the Company all documents (electronic and paper) created and received by you during your employment with the Company, and you have not retained any such documents, except you may keep your personal copies of (i) documents evidencing your hire, compensation, benefits, stock options and termination (including this letter); (ii) any materials distributed generally to stockholders of the Company, and (iii) your copy of the CIIA.

e.   You have submitted a final request for reimbursement of reasonable and necessary business, travel and entertainment expenses incurred by you in the course and scope of your employment with the Company and after payment of those expenses, you do not have any other expenses incurred but not yet paid for which you might have been entitled to reimbursement.

f.   You have transitioned to your manager all information and documents concerning your work and pending work for the Company.

g.   You understand that you must exercise your option shares, if any, that were vested as of the Termination Date before expiration of the post-termination exercise period specified in your stock option agreement(s), and that it is your responsibility to timely and properly exercise those options or they will terminate and cannot be reinstated.

2.   You waive and release and promise never to assert any claims or causes of action, whether or not now known, against Centillium or its predecessors, successors, subsidiaries, officers, directors, agents, employees and assigns, with respect to any act, event or omission prior to the Effective Date of this Severance Agreement (per paragraph C.3, below), including but not limited to, any matter arising out of or connected with your hire or employment with Centillium or the termination of that employment, including without limitation, claims of wrongful discharge, emotional distress, defamation, fraud, breach of contract, breach of the covenant of good faith and fair dealing, any claims of discrimination or harassment based on sex, age, race, national origin, disability or on any other basis, under Title VII of the Civil Rights Act of 1964, as amended, the California Fair Employment and Housing Act, the California Labor Code, the Age Discrimination in Employment Act of 1967, as amended, and all other laws and regulations relating to employment, *except* any claims you may have for any benefit entitlements vested as of the Termination Date, pursuant to written terms of any the Company employee benefit plans.

You also expressly waive and release any and all rights and benefits conferred upon you under Section 1542 of the *Civil Code of the State of California* which reads as follows:

> A general release does not extend to claims which the creditor (i.e., you) does not know or suspect to exist in his favor at the time of executing the release, which, if known by him, must have materially affected his settlement with the debtor (i.e., the Company).

You agree and understand that if, hereafter, you discover facts different from or in addition to those which you now know or believe to be true, that the waivers of this paragraph B.2. shall be and remain effective in all respects notwithstanding such different or additional facts or the discovery thereof.

3.   You agree that you will not make any negative or disparaging statements or comments, either as fact or as opinion, about Centillium or its successor, including but not limited to its employees, officers, directors, products or services, operations, performance and other similar information concerning Centillium.

C.   **Centillium and You Agree:**

1.   Nothing contained in this Severance Agreement shall constitute or be treated as an admission by you or by Centillium, or any current or former employee of Centillium, of liability or any wrongdoing or of any violation of law.

2.   In the event that either you or the Company sues to enforce any term or condition of this letter agreement, the prevailing party in such legal action shall be entitled to recover attorneys' fees and costs reasonably incurred.

3.   You may have twenty-one (21) days after you received this letter within which to review and consider, to discuss with an attorney of your own choosing, and to decide whether or not to sign this Severance Agreement. In addition, for the period of seven (7) days after the date you sign this Severance Agreement, you may revoke it. If you wish to revoke this Severance Agreement, you must deliver written notice of your revocation, no later than the seventh day after you signed this Severance Agreement, to:

> Human Resources
> Centillium Communications, Inc.
> 215 Fourier Avenue
> Fremont, CA 94539
> Attention: Tony Webster
> Facsimile: 510-771-3951

The Effective Date of this Severance Agreement will be the eighth day after you have signed it, *provided that* you have not revoked it and you have delivered it to Centillium.

4.   Except for any benefit entitlements vested as of the Termination Date, pursuant to written terms of any the Company employee benefit plans, and any promissory note or other debt obligations you owe the Company, this Severance Agreement renders null and void any and all prior agreements, written or otherwise, between you and Centillium. This letter shall constitute the full and complete agreement between you and Centillium regarding the subject matters covered, and cannot be changed except by a subsequent written agreement signed by you and a duly authorized officer of Centillium.

If you accept the terms of the Severance Agreement section of this letter, please indicate your agreement and acceptance by signing below on the enclosed copy of this letter and returning that signed copy to me at Human Resources, Centillium Communications, Inc., 215 Fourier Avenue, Fremont, CA 94539 (or Fax 510-771-3951).

Sincerely,

Tony Webster
Vice President, Human Resources

<u>ACCEPTANCE:</u>

I ACKNOWLEDGE THAT: (A) I HAVE READ AND UNDERSTAND THIS SEVERANCE AGREEMENT; (B) I HAVE BEEN ADVISED TO AND HAVE HAD AN OPPORTUNITY TO CONSULT WITH AN ATTORNEY OF MY OWN CHOOSING REGARDING THIS SEVERANCE AGREEMENT; AND (C) I SIGN THIS SEVERANCE AGREEMENT, KNOWINGLY AND VOLUNTARILY AND WITHOUT DURESS, WITH FULL APPRECIATION THAT I AM GIVING UP IMPORTANT RIGHTS AND AT NO TIME IN THE FUTURE MAY I PURSUE ANY OF THE RIGHTS I HAVE WAIVED AND RELEASED HEREIN.

Dated: _____   _____
                                                               [Employee]